UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

June 19, 2012

Commission File Number: 1-12570

CE FRANKLIN LTD.
(Exact name of registrant as specified in its charter)

Suite 1800, 635 8th Avenue S.W.
Calgary, Alberta, Canada T2P 3M3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CE FRANKLIN LTD.

June 19, 2012	By:	/s/ Derren Newell
		Name:	Derren Newell
		Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.

99.1	CE Franklin Ltd. Officer’s Certificate, dated June 18, 2012